February 22, 2012

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Legend Oil and Gas, Ltd. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-3

Filed January 11, 2012

File No. 333-178176

Amendment No. 2 to Form 8-K

Filed January 11, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 14, 2011

File No. 0-49752

Dear Mr. Schwall:

We received the Staff’s comments set forth in your letter dated January 27, 2012, with respect to the above-referenced filings for Legend Oil and Gas, Ltd. Below are our responses to those comments, numbered to correspond to your numbered comments. Concurrently with this letter, we are filing Amendment No. 3 to our Form 8-K/A and Amendment No. 2 to our Registration Statement on Form S-3/A in response to the Staff’s comments, as described below. In addition, we will be filing Amendment No. 1 to our Form 10-Q/A following the filing of this letter.

General

1.	We remind you of prior comments 1-3 from our letter to you dated December 16, 2011.

We acknowledge prior comments 1-3. Specifically, (a) we have made appropriate corresponding changes to all disclosures to which a comment relates, including page references to all responsive disclosure, (b) we have responded to each question and bullet point and have provided numbered responses that identify the page(s) of the appropriate filing with the responsive disclosure, and (c) we acknowledge that the Registration Statement will not be declared effective until we have cleared all Staff comments.

Form 8-K, as amended January 11, 2012

Risk Factors, page 12

Our common stock is subject to penny stock rules, page 20

2.	Please revise the subheading to the above-referenced risk factor so that, rather than merely stating a fact, you disclose the risk to the company or an investor.

We have revised the subheading to the risk factor relating to penny stock to more accurately disclose the risk to investors. Specifically, the revised risk factor disclosure appears on page 20 of the Form 8-K/A and on page 16 of the Form S-3/A.

Securities and Exchange Commission

February 22, 2012

Exhibit 99.3

3.	We note you have filed a revised third party engineer report in response to our prior comment 11. This report does not fully comply with Item 1202(a)(8) of Regulation S-K. In addition, the definitions of reserves included in the report do not correspond to the definitions set forth under Rule 4-10(a) of Regulation S-X, which were updated as of January 1, 2010. Please discuss these points with your third party engineer, and obtain and file a report that complies with the aforementioned guidance.

We have provided a revised reserve report from InSite Petroleum Consultants Ltd. using the definitions set forth in Rule 4-10(a) of Regulation S-X, which were updated as of January 1, 2010. A copy of the revised reserve report is filed as Exhibit 99.3 to the Form 8-K/A. The reference to the updated definitions begins on page 7 of Exhibit 99.3.

Exhibit 99.4

4.	Please tell us why the financial statements of International Sovereign Energy Corp. do not included the supplemental disclosures set forth in FASB ASC 932-235-50-2.

As a foreign corporation, International Sovereign Energy Corp. is eligible to file under Item 17 of Form 20-F without U.S. GAAP financial statement disclosures. Accordingly, it is not required to include the supplemental disclosures set forth in FASB ASC 932-235-50-2. There are no other required supplemental financial statement disclosures that would be required under applicable Canadian accounting standards.

Exhibit 99.6

5.	We note the additional disclosures you have included at Note 1(iv) of the pro forma financial statements in response to our prior comment 18. Please clarify what you mean when you state the additional shares issuable under the purchase agreement when combined with the shares issued on closing “will eventually be equivalent of $7,500,000.” Specifically, tell us whether the terms of the agreement require you to issue shares valued at a fixed amount, and if so, please address the applicability of FASB ASC 480-10-25-14, which would require you to record an obligation of $7,500,000.

Upon further analysis of the language of the asset purchase agreement, we have deleted the language in the pro forma financial statements regarding the additional shares to be issued and reference to $7.5 million. This change is reflected on page 6 of Exhibit 99.6 in Note 1(iv). The terms of the asset purchase agreement do not require the Company to issue shares to Sovereign valued at a fixed amount. Rather, the obligation relates to contingent consideration due to Sovereign. For purposes of the pro forma financial statements we have assumed that there was nominal fair value for the contingent consideration and no amount was reflected in the purchase price allocation. For our annual report for the fiscal year ended December 31, 2011, we will complete a fair value calculation for the estimated additional shares that may be issued and will include this in the purchase price allocation if it is material.

6.	We note in response to prior comment 21 you now disclose the reserve quantities acquired from Sovereign and the standardized measure of future net cash flow related to these reserves at Note 3 to the pro forma financial statements. Please present this information as if the acquisition occurred on January 1, 2010. In addition, the disclosures should be presented in the level of detail and format prescribed in FASB ASC 932-235-50-3 through 50-11 with respect to oil and gas reserve quantities and FASB ASC 932-235 50-29 through 50-33 for the standardized measure of discounted future net cash flows. We understand that this information will relate to the reserves of Sovereign, as you did not report reserves until 2011.

Securities and Exchange Commission

February 22, 2012

We have revised the pro forma financial information to disclose the reserve quantities acquired from Sovereign and the standardized measure of future net cash flow related to these reserves as if the acquisition occurred on January 1, 2010. This change is reflected on page 7 of Exhibit 99.6 in Note 3.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Financial Statements

Note 5 – Stockholders’ Equity, page 10

7.	We note your response to prior comment nine, in which you state the convertible preferred stock is appropriately classified as equity, as you believe you are in control of achieving a listing on a market more senior than the OTC Bulletin Board on or before March 31, 2012. Further, we note you have been advised by the OTCQX that you meet the requirements for listing and upon application, which is in your control, you will be accepted. Please describe for us all correspondence you have had with the OTCQX to date. Within your response, identify how the OTCQX communicated to you that your listing application would be accepted upon receipt. In addition, please enumerate the listing requirements of the OTCQX, and explain how you have met or expect to meet each of the requirements prior to March 31, 2012, as well as how you plan to maintain the listing requirements upon acceptance.

After further analysis, we have decided to treat the preferred stock as temporary equity, rather than as permanent equity, although we believe that the OTCQX listing is probable. Accordingly, we will be filing an amendment to our quarterly report on Form 10-Q/A to show revisions to the balance sheet for the redeemable preferred stock, additional paid in capital and stockholders’ equity. In addition, in the notes to the consolidated financial statements, we have added reference in Note 1 about the restatement and have added new Note 5 for the redeemable preferred stock. In addition, we revised the pro forma financial statements included as Exhibit 99.6 to the Form 8-K/A. Also, we will be filing a current report on Form 8-K to disclose under Item 4.02 the restatement of the financial statements included in the Form 10-Q/A.

8.	Please explain how you concluded a listing on the OTCQX represents a “Senior Listing” per the terms of the arrangements governing the preferred stock issuance. Please support your conclusion by referencing specific sections of such arrangements.

We believe for a number of reasons that the OTCQX is a market that is senior to the OTCBB, including for the following reasons:

•

The OTCQX imposes minimum quantitative or qualitative requirements for issuers who seek to have their securities quoted on the OTCQX, including minimum financial requirements. These requirements are described on the OTCQX website at http://www.otcqx.com/qx/otcqx/requirements. OTCQX companies must undergo a qualitative review performed by a sponsor. In contrast, OTCBB securities are not subject to any quantitative or qualitative requirements.

•

OTCQX companies must have ongoing operations and cannot be a shell company, blank-check company, special purpose acquisition company or development stage company, and cannot be subject to any bankruptcy or reorganization proceedings. There are no restrictions on any of such companies being on the OTCBB.

•

Each officer, director, and 10% beneficial owner of an OTCQX company is required to provide the OTC Markets Group with personal information disclosures for review by the OTCQX. This is not required for OTCBB companies.

•	OTCQX companies are required to subscribe to a recognized securities manual (e.g. Mergent or Standard & Poors), to encourage blue sky compliance. This is not required for OTCBB companies.

•

There is more coverage and liquidity on the OTCQX than on the OTCBB. As reported by the OTCQX in its February 2012 Monthly Newsletter (see http://www.otcmarkets.com/news/otc-press-release?id=531), the number of average market makers per security on the OTC Link Platform was 8.59 versus 1.67 on the OTC Bulletin Board.

Securities and Exchange Commission

February 22, 2012

Enclosed with this letter, is a copy of a letter we received from ROTH Capital Partners, LLC, a national investment banking firm, containing its opinion that the OTCQX is senior to the OTCBB. We are currently in discussions with ROTH Capital Partners, LLC to serve as our “designated advisor for disclosure” in support of our application with the OTCQX. ROTH Capital Partners, LLC has given us its permission to provide this letter to you.

In Article III, Section 5 of the Certificate of Designation for the convertible preferred stock, each holder of the preferred stock has a put right if common stock is not “listed for trading or otherwise quoted on the NYSE, Amex, NASDAQ, or any other market more senior than the OTCBB.” Although this language does not expressly refer to the OTCQX, we believe that the OTCQX falls within the category of a Senior Listing. First, this language contemplates that a senior listing is not limited to being listed on a national securities exchange. This is evidenced by the use of the words “otherwise quoted.” The OTCQX is not a national exchange and shares are not listed; rather quotations are made on the common stock. Second, the language states that the Senior Listing be a “market” more senior than the OTCBB. The use of the work “market” shows the intent that a Senior Listing could encompass a quotation system such as the OTCQX and would not be narrowly limited to a national exchange.

We believe that the OTCQX is a senior market and we have submitted our application to the OTCQX.

*  *  *  *  *  *  *  *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find our responses to your comments satisfactory, and the additional information provided helpful. Please feel free to call our securities counsel, Timothy M. Woodland, at (206) 254-4424, to discuss any questions, issues or additional comments or requests. We look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Respectfully,

LEGEND OIL AND GAS, LTD.

/s/ James Vandeberg
Chief Financial Officer

James L. Vandeberg, Esq.	February 16, 2012

Vice President, Chief Financial Officer, Secretary

Legend Oil and Gas, Ltd.

1420 Fifth Avenue, Suite 2200

Seattle, WA 98101

Dear Mr. Vandeberg,

We believe that a listing on the OTCQX represents a “Senior Listing” under Article Ill, Section 5 of the Company’s Articles of Incorporation and Section 4.4 of the Asset Purchase Agreement among International Sovereign Energy Corp., the Company and Legend Energy Canada Ltd. dated September 13, 2011 because of the financial and other listing standards required for a company to list on the OTCQX. These standards include the following, among others:

•

As of the most recent annual or quarterly period end, the company must have $2 million in total assets and as of the most recent fiscal year end one of the following: (i) $2 million in revenues; (ii) $1 million in net tangible assets; (iii) $500,000 in net income; or (iv) $5 million in market value of publicly traded securities;

•	The company must have ongoing operations (no shells, blank check or special purpose acquisition companies);

•	The company’s stock must have a minimum bid price of $0.10 per share for the preceding 90 business days;

•	The company may not be subject to any bankruptcy or reorganization proceedings;

•	The company must be duly organized, validly existing and in good standing under the laws of the jurisdiction in which the company is organized; and

•	The company must have at least 50 beneficial shareholders, each owning at least 100 shares of the Company’s common stock.

In contrast, there are no market capitalization, minimum share price, corporate governance or other requirements to be quoted on the OTCBB, other than that, with certain exceptions, the company be required to file periodic reports with the SEC. Based on the substantive standards for listing on the OTCQX as described above, we believe that the OTCQX represents a “Senior Listing” for purposes of the provisions of the Company’s Articles of Incorporation and the Asset Purchase Agreement referenced above.

Very Truly Yours,

/s/ James M. Stearns
Managing Director

ROTH Capital Partners, LLC | 601 Union Street, Suite #1000 | Seattle, WA 98101 | 206.607.6789 | roth.com

Member: FINRA/SIPC